UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                             Omnicomm Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  68212 U 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joseph P. Wynne
                         ComVest Venture Partners, L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                September 4, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 (Page 1 of 14)

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68212 U 10 4            SCHEDULE 13D                Page 2 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ComVest Venture Partners, LP (13-4124841)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,904,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,904,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,904,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      45.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 68212 U 10 4            SCHEDULE 13D                Page 3 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ComVest Management, LLC (06-1588640)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,904,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,904,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,904,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      45.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 68212 U 10 4            SCHEDULE 13D                Page 4 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates, LP (13-3467952)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            661,920
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        661,920
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      661,920
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 68212 U 10 4            SCHEDULE 13D                Page 5 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates Management Company, Inc. (13-3468747)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            661,920
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        661,920
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      661,920
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 68212 U 10 4            SCHEDULE 13D                Page 6 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael S. Falk
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        251,200
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,565,920
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               251,200
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        7,565,920
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,817,120
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      48.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 68212 U 10 4            SCHEDULE 13D                Page 7 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Priddy
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        2,000,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,000,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,000,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 14 pages


Item 1. Security and Issuer.

      This statement relates to the Common Stock, par value $.001 per share ("Common Stock") of Omnicomm Systems, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 2555 Davie Road, Suite 110-B, Davie, Florida 33317.

Item 2. Identity and Background.

      This statement is filed jointly by ComVest Venture Partners, LP ("ComVest") a limited partnership organized under the laws of Delaware whose principal business is investing in securities, ComVest Management, LLC ("ComVest Management"), a limited liability company organized under the laws of Delaware whose principal business is investing in securities, Commonwealth Associates, LP ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking, Commonwealth Associates Management Company, Inc. ("CAMC"), a corporation organized under the laws of New York and the corporate general partner of Commonwealth, Michael S. Falk ("Falk") and Robert Priddy ("Priddy"). ComVest, ComVest Management, Commonwealth, CAMC, Falk and Priddy are the "Reporting Persons."

      ComVest Management is the general partner of ComVest, and ComVest Management is wholly-owned by CAMC. The managers of ComVest Management are Travis L. Provow, Falk and Keith Rosenbloom ("Rosenbloom"). Priddy, Rosenbloom and Harold Blue are directors, and Falk is Chairman, of CAMC. Mr. Falk is also the principal stockholder of CAMC. The sole officer of CAMC is Joseph Wynne, Chief Financial Officer. Mr. Priddy is the Chairman and principal member of RMC Capital, LLC, a limited liability company organized under the laws of Georgia whose principal business is investing in securities.

      All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2, other than Priddy, is 830 Third Avenue, New York, New York 10022. The business address for Priddy is 3291 Buffalo Drive, Suite 8, Las Vegas, Nevada 89129.

      During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On September 4, 2001, in a private placement (the "Private Placement") the Issuer sold "Units" at a price of $100,000 per Unit. Each Unit consists of 10,000 shares of Series B Convertible Preferred Stock ("Preferred Stock") and warrants to purchase 400,000 shares of Common Stock at an exercise price of $.25 per share (the "Warrants"). Each share of Preferred Stock is convertible into 40 shares of Common Stock at the holder's option, based on a conversion price of $.25 per share of Common Stock.

                                                              Page 9 of 14 pages


      Commonwealth acted as placement agent to the Issuer in connection with the Private Placement pursuant to an Agency Agreement with the Issuer (the "Agency Agreement"). As compensation for acting as placement agent in the Private Placement, Commonwealth was issued seven-year "Unit Purchase Options" exercisable at a price of $100,000 per Unit (the "UPOs"). Commonwealth distributed a portion of the UPOs to certain of its employees and affiliates, including ComVest, Falk, Rosenbloom and Wynne.

      ComVest and Priddy invested $750,000 and $250,000 respectively in the Private Placement. The source of the funds for the purchase by ComVest was its working capital, and the source of the funds for the purchase by Priddy was his personal funds.

Item 4. Purpose of Transaction.

      The UPOs were acquired as compensation for services rendered to the Issuer, solely for investment purposes and not for the purpose of acquiring control of the Issuer. The Preferred Stock and Warrants were acquired to make a profitable investment and not for the purpose of acquiring control of the Issuer.

      The Agency Agreement provided that upon the closing of the Private Placement, the Issuer would have five directors, one of which would be designated by Commonwealth and the investors in the Private Placement. Pursuant to this provision, Harold Blue was appointed as a director of the Issuer on September 4, 2001.

      The Agency Agreement further provides that upon the closing of a separate private placement of the Issuer's securities, the Issuer's Board of Directors will increase to seven and Commonwealth, together with the investors in such placement, will have the right to designate the two additional directors. Commonwealth would also receive additional purchase options in connection with such a placement, exercisable for 15% of the securities sold in such placement.

      Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

      (a) ComVest may be deemed to be the beneficial owner of an aggregate of 6,904,000 shares of Common Stock, representing approximately 45.2% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of the right to acquire (i) 3,000,000 shares of Common Stock upon exercise of Warrants, (ii) 3,000,000 shares of Common Stock upon conversion of Preferred Stock, and (iii) 904,000 shares of Common Stock which are issuable upon the conversion and exercise of the Preferred Stock and Warrants issuable upon the exercise of UPOs.

      ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 6,904,000 shares of Common Stock, representing approximately 45.2% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by ComVest.

                                                             Page 10 of 14 pages


      Commonwealth may be deemed to be the beneficial owner of an aggregate of 661,920 shares of Common Stock, representing approximately 7.3% of the issued and outstanding shares of Common Stock of the Issuer, which are issuable upon the conversion and exercise of the Preferred Stock and Warrants issuable upon the exercise of UPOs.

      CAMC, as the general partner of Commonwealth, may be deemed to beneficially own the 661,920 shares of Common Stock, representing approximately 7.3% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by Commonwealth

      Falk may be deemed to be the beneficial owner of an aggregate of 7,817,120 shares of Common Stock, representing approximately 48.3% of the issued and outstanding shares of Common Stock of the Issuer, as follows: Falk may be deemed to beneficially own the 6,904,000 shares of Common Stock beneficially owned by ComVest, and the 661,920 shares of Common beneficially owned by Commonwealth. In his capacity as Chairman and controlling equity owner of CAMC, which is the general and principal partner of Commonwealth, the owner of all the interests in ComVest Management (the general partner of ComVest), Mr. Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities. In addition, Mr. Falk may be deemed to be the beneficial owner of 251,200 shares of Common Stock which are issuable upon the conversion and exercise of the Preferred Stock and Warrants issuable upon the exercise of UPOs distributed to him by Commonwealth.

      Priddy may be deemed to be the beneficial owner of an aggregate of 2,000,000 shares of Common Stock, representing approximately 19.3% of the issued and outstanding shares of Common Stock of the Issuer, of which 1,000,000 shares are issuable upon the conversion of Preferred Stock, and 1,000,000 shares are issuable upon exercise of Warrants.

      Rosenbloom may be deemed to be the beneficial owner of 25,120 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, which are issuable upon the conversion and exercise of the Preferred Stock and Warrants issuable upon the exercise of UPOs distributed to him by Commonwealth.

      Joseph Wynne may be deemed to be the beneficial owner of 25,120 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, which are issuable upon the conversion and exercise of the Preferred Stock and Warrants issuable upon the exercise of UPOs distributed to him by Commonwealth.

      (b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

         Name                                        Number of Shares
         ----                                        ----------------
         Michael Falk                                     251,200
         Robert Priddy                                  2,000,000
         Keith Rosenbloom                                  25,120
         Joseph Wynne                                      25,120

(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

                                                             Page 11 of 14 pages


      (i) Commonwealth, CAMC and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 661,920 shares of Common Stock beneficially held by Commonwealth.

      (ii) ComVest, ComVest Management and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 6,904,000 shares of Common Stock beneficially held by ComVest.

      (c) Not applicable.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      As described more fully in Item 4 above, Commonwealth and the Issuer entered into the Agency Agreement which requires certain persons to be elected to the Issuer's board of directors.

Item 7. Material to be Filed as Exhibits.

      1. Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

                                                             Page 12 of 14 pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 18, 2002         ComVest Venture Partners, LP

                                       By: ComVest Management, LLC, its general
                                       partner

                                       By:   /s/ Michael S. Falk
                                          --------------------------------------
                                       Name: Michael S. Falk
                                       Title: Manager


Dated: March 18, 2002         Commonwealth Associates, L.P.

                                       By: Commonwealth Associates Management
                                       Company, Inc., its general partner

                                       By:    /s/ Joseph P. Wynne
                                          --------------------------------------
                                       Name: Joseph P. Wynne
                                       Title: Chief Financial Officer


Dated: March 18, 2002         Commonwealth Associates Management Company,
                              Inc.

                              By:     /s/ Joseph P. Wynne
                                 ---------------------------------------
                              Name: Joseph P. Wynne
                              Title: Chief Financial Officer


Dated: March 18, 2002         ComVest Management, LLC

                              By:     /s/ Michael S. Falk
                                  --------------------------------------
                                       Name: Michael S. Falk
                                       Title: Manager

Dated: March 18, 2002                 /s/ Michael S. Falk
                              ------------------------------------------
                                       Michael S. Falk

Dated: March 18, 2002                  /s/ Robert Priddy
                               -----------------------------------------
                                       Robert Priddy

                                                             Page 13 of 14 pages


                                  EXHIBIT INDEX

1.    Joint Filing Agreement

                                                             Page 14 of 14 pages


                             JOINT FILING AGREEMENT

      The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Omnicomm Systems, Inc., and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.


Dated: March 18, 2002          ComVest Venture Partners, LP

                                        By: ComVest Management, LLC, its general
                                        partner

                                        By:     /s/ Michael S. Falk
                                           -------------------------------------
                                        Name: Michael S. Falk
                                        Title: Manager


Dated: March 18, 2002          Commonwealth Associates, L.P.

                                        By: Commonwealth Associates Management
                                        Company, Inc., its general partner

                                        By:       /s/ Joseph P. Wynne
                                           -------------------------------------
                                        Name: Joseph P. Wynne
                                        Title: Chief Financial Officer


Dated: March 18, 2002          Commonwealth Associates Management Company,
                               Inc.

                               By:      /s/ Joseph P. Wynne
                                  ----------------------------------------
                               Name: Joseph P. Wynne
                               Title: Chief Financial Officer


Dated: March 18, 2002          ComVest Management, LLC

                               By:       /s/ Michael S. Falk
                                   ---------------------------------------
                                        Name: Michael S. Falk
                                        Title: Manager

Dated: March 18, 2002                   /s/ Michael S. Falk
                               -------------------------------------------
                                        Michael S. Falk

Dated: March 18, 2002                  /s/ Robert Priddy
                                ------------------------------------------
                                        Robert Priddy